February 2, 2018	TSX.V - GIGA

Giga Metals Grants Stock Options

(VANCOUVER) – Giga Metals Corporation (the “Company”) today announced that pursuant to its Stock Option Plan, approved by the Toronto Stock Exchange, the Company will be granting 850,000 stock options to certain Consultants, Directors, Officers and Employees, exercisable at $0.55 per share, expiring February 5, 2023.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
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